                                  Schedule 13D
CUSIP No: 462628108                                                 Page 1 of 32



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                            IPRINT TECHNOLOGIES, INC.
                   ------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                   ------------------------------------------
                         (Title of Class of Securities)


                                    462628108
                   ------------------------------------------
                                 (CUSIP Number)

                              Jason Mendelson, Esq.
                            SOFTBANK Venture Capital
                        200 West Evelyn Avenue, Suite 200
                             Mountain View, CA 94041
                                 (650) 962-2000
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 23, 2001
                   ------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

            Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                         (Continued on following pages)
                              (Page 1 of 32 Pages)

                                  SCHEDULE 13D
CUSIP No. 462628108                                                 Page 2 of 32

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          SOFTBANK Technology Ventures V L.P. ("SBTV V")
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    2,277,857
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0 Shares
  REPORTING            --------------------------------------------------------
 PERSON WITH           (9)     SOLE DISPOSITIVE POWER
                               2,277,857
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0 Shares
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,277,857
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [  ]
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.5%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          PN
          ---------------------------------------------------------------------


                                       2.

                                  SCHEDULE 13D
CUSIP No. 462628108                                                 Page 3 of 32

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          SOFTBANK Technology Advisors Fund V L.P. ("SBTAF V")
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [   ]
                                                                    (b)   [ X ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    62,143
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0 Shares
  REPORTING            --------------------------------------------------------
 PERSON WITH           (9)     SOLE DISPOSITIVE POWER
                               62,143
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0 Shares
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          62,143
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [  ]
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.2%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          PN
          ---------------------------------------------------------------------

                                       3.

                                  SCHEDULE 13D
CUSIP No. 462628108                                                 Page 4 of 32

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          SOFTBANK Technology Entrepreneurs Fund V L.P. ("SBTEF V")
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    40,952
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0 Shares
  REPORTING            --------------------------------------------------------
 PERSON WITH           (9)     SOLE DISPOSITIVE POWER
                               40,952
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0 Shares
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          40,952
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [  ]
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          PN
          ---------------------------------------------------------------------

                                       4.

                                  SCHEDULE 13D
CUSIP No. 462628108                                                 Page 5 of 32

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          SBTV V LLC ("SBTV V LLC")
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    2,380,952
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0 Shares
  REPORTING            --------------------------------------------------------
 PERSON WITH           (9)     SOLE DISPOSITIVE POWER
                               2,380,952
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0 Shares
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,380,952
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [  ]
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          CO
          ---------------------------------------------------------------------

                                       5.

                                  SCHEDULE 13D
CUSIP No. 462628108                                          Page 6 of 32 Pages

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Gary E. Rieschel
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0 Shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     2,380,952
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0 Shares
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               2,380,952
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,380,952
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [  ]
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

                                       6.

                                  SCHEDULE 13D
CUSIP No. 462628108                                           Page 7 of 32 Pages

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Charles R. Lax
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0 Shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     2,380,952
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0 Shares
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               2,380,952
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,380,952
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [  ]
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

                                       7.

                                  SCHEDULE 13D
CUSIP No. 462628108                                          Page 8 of 32 Pages

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Bradley A. Feld
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0 Shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     2,380,952
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0 Shares
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               2,380,952
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,380,952
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [  ]
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

                                       8.

                                  SCHEDULE 13D
CUSIP No. 462628108                                          Page 9 of 32 Pages

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          E. Scott Russell
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0 Shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     2,380,952
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0 Shares
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               2,380,952
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,380,952
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [  ]
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

                                       9.

                                  SCHEDULE 13D
CUSIP No. 462628108                                         Page 10 of 32 Pages

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          D. Rex Golding
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0 Shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     2,380,952
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0 Shares
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               2,380,952
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,380,952
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [  ]
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

                                       10.

                                  SCHEDULE 13D
CUSIP No. 462628108                                          Page 11 of 32 Pages

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          J. A. Heidi Roizen
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    25,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     2,380,952
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   25,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               2,380,952
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,405,952
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [  ]
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

                                       11.

                                  SCHEDULE 13D
CUSIP No. 462628108                                          Page 12 of 32 Pages

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Ronald D. Fisher
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0 Shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     2,380,952
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0 Shares
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               2,380,952
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,380,952
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [  ]
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------

                                       12.

                                  SCHEDULE 13D
CUSIP No. 462628108                                          Page 13 of 32 Pages

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Kenneth A. Tucker
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0 Shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     2,380,952
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0 Shares
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               2,380,952
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,380,952
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [  ]
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

                                       13.

                                  Schedule 13D
CUSIP No: 462628108                                                Page 14 of 32


ITEM 1: SECURITY AND ISSUER.

        CLASS OF SECURITIES: Common Stock, par value $.01 per share
        ISSUER:              iPrint Technologies, Inc. ("Issuer")
        PRINCIPAL ADDRESS:   255 Constitution Drive, Menlo Park, CA 94025

ITEM 2: IDENTITY AND BACKGROUND.

        (a)    NAMES OF REPORTING PERSONS:

               i.     SOFTBANK Technology Ventures V L.P. ("SBTV V");
               ii.    SOFTBANK Technology Advisors Fund V L.P. ("SBTAF V");
               iii.   SOFTBANK Technology Entrepreneurs Fund V L.P. ("SBTEF V");
                       and
               iv.    SBTV V LLC ("SBTV V LLC")
               v.     Gary E. Rieschel ("Rieschel")
               vi.    Charles R. Lax ("Lax");
               vii.   Bradley A. Feld ("Feld");
               viii.  E. Scott Russell ("Russell");
               ix.    D. Rex Golding ("Golding");
               x.     J. A. Heidi Roizen ("Roizen");
               xi.    Ronald D. Fisher ("Fisher");
               xii.   Kenneth A. Tucker ("Tucker").

        (b)    PRINCIPAL BUSINESS ADDRESS:

               c/o SOFTBANK Venture Capital
               200 West Evelyn Avenue, Suite 200
               Mountain View, CA 94043
               Attention: Jason Mendelson, General Counsel

        (c)    PRINCIPAL OCCUPATION/PRINCIPAL BUSINESS:

               SBTV V:              Venture Capital Fund
               SBTAF V:             Venture Capital Fund
               SBTEF V:             Venture Capital Fund
               SBTV V LLC:          General Partner of SBTV V, SBTAF V & SBTEF V

               Rieschel      Investments                  Lax:      Investments
               Feld:         Investments                  Roizen:   Investments*
               Russell:      Investments                  Fisher:   Investments
               Golding:      Investments                  Tucker:   Investments

               *Roizen is a member of the board of directors of Issuer.

        (d)    CONVICTIONS IN CRIMINAL PROCEEDINGS SINCE 1996:
               None.

                                      14.

                                  Schedule 13D
CUSIP No: 462628108                                                Page 15 of 32


        (e)    JUDGEMENTS FOR VIOLATIONS OF SECURITIES LAWS SINCE 1996:

               None.

        (f)    CITIZENSHIP:

               SBTV V:      Delaware
               SBTAF V:     Delaware
               SBTEF V:     Delaware
               SBTV V LLC:  Delaware

               Rieschel:    United States          Lax:    United States
               Feld:        United States          Roizen: United States
               Russell:     United States          Fisher: United States
               Golding:     United States          Tucker: United States


ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The securities reported in this Schedule were acquired through purchases made prior to the Issuer's initial public offering. The source of the funds used to make purchases of securities in which SBTV V, SBTAF V, SBTEF V have sole dispositive power and Rieschel, Lax, Feld, Russell, Golding, Roizen, Fisher and Tucker have shared dispositive power was the working capital of SBTV V, SBTAF V, and SBTEF V. The source of the funds used to make purchases of securities in which Roizen has sole dispositive power was Roizen's personal funds.

ITEM 4: PURPOSE OF TRANSACTION.

            On June 23, 2001, Roizen entered into a Voting Agreement and Proxy in the form attached hereto as Exhibit 2. The full text of such agreement is incorporated by reference herein. Roizen's purpose for entering into the Voting Agreement and Proxy was to enhance the likelihood of completion of a reorganization of the Issuer, which includes among other things, the acquisition of Wood Alliance, Inc. by the Issuer, the reconstitution of the Issuer's board of directors, and the issuance of .86 shares of the Issuer's Common Stock for each issued and outstanding share of Wood Common Stock (other than shares held in treasury by Wood Alliance, Inc., which shall cease to be outstanding and to exist and shall be canceled and retired).

            Other than as described in this Item 4, Reporting Persons do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4.

                                      15.

                                  Schedule 13D
CUSIP No: 462628108                                                Page 16 of 32

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER.

                                                  SHARES         SHARES        SHARES         SHARES
                     NUMBER OF     PERCENTAGE   SUBJECT TO     SUBJECT TO    SUBJECT TO     SUBJECT TO
                      SHARES       OF SHARES       SOLE          SHARED         SOLE          SHARED
                   BENEFICIALLY   BENEFICIALLY    VOTING         VOTING      DISPOSITIVE   DISPOSITIVE
                       OWNED         OWNED         POWER          POWER         POWER         POWER
                   ------------   ------------  ----------     ----------    -----------   -----------
SBTV V:              2,277,857           7.9%     2,277,857             0     2,277,857             0
----------------     ---------     ---------      ---------     ---------     ---------     ---------
SBTAF V:                62,143           0.2%        62,143             0        62,143             0
----------------     ---------     ---------      ---------     ---------     ---------     ---------
SBTEF V:                40,952           0.1%        40,952             0        40,952             0
----------------     ---------     ---------      ---------     ---------     ---------     ---------
SBTV V LLC:          2,380,952           7.9%     2,380,952             0     2,380,952             0
----------------     ---------     ---------      ---------     ---------     ---------     ---------
Rieschel             2,380,952           7.9%             0     2,380,952             0     2,380,952
----------------     ---------     ---------      ---------     ---------     ---------     ---------
Lax                  2,380,952           7.9%             0     2,380,952             0     2,380,952
----------------     ---------     ---------      ---------     ---------     ---------     ---------
Feld                 2,380,952           7.9%             0     2,380,952             0     2,380,952
----------------     ---------     ---------      ---------     ---------     ---------     ---------
Russell              2,380,952           7.9%             0     2,380,952             0     2,380,952
----------------     ---------     ---------      ---------     ---------     ---------     ---------
Golding              2,380,952           7.9%             0     2,380,952             0     2,380,952
----------------     ---------     ---------      ---------     ---------     ---------     ---------
Roizen               2,380,952           7.9%        25,000     2,380,952        25,000     2,380,952
----------------     ---------     ---------      ---------     ---------     ---------     ---------
Fisher               2,380,952           7.9%             0     2,380,952             0     2,380,952
----------------     ---------     ---------      ---------     ---------     ---------     ---------
Tucker               2,380,952           7.9%             0     2,380,952             0     2,380,952
----------------     ---------     ---------      ---------     ---------     ---------     ---------


(c)     Not applicable.
(d)     Not applicable.
(e)     Not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Rieschel, Lax, Feld, Russell, Golding, Roizen, Fisher and Tucker are the members of SBTV V LLC, the general partner of SBTV V, SBTAF V and SBTEF V, venture capital funds named in response to Item 2 above. Rieschel, Lax, Feld, Russell, Golding, Fisher and Tucker disclaim beneficial ownership of the Common Stock of Issuer except, or as applicable, to the extent of their pecuniary interests in SBTV V, SBTAF V and SBTEF V.

            Roizen disclaims beneficial ownership of the Common Stock of Issuer except, or as applicable, to the extent of her pecuniary interests in SBTV V, SBTAF V and SBTEF V, and to the extent that she holds sole dispositive power over 25,000 shares. Additionally, reference is made to the Voting Agreement and Proxy referred to above in Item 4 and incorporated by reference herein.

                                      16.

                                  Schedule 13D
CUSIP No: 462628108                                                Page 17 of 32

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1: Joint Filing Statement

        Exhibit 2: Voting Agreement and Proxy

                                      17.

                                  Schedule 13D
CUSIP No: 462628108                                                Page 18 of 32

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOFTBANK TECHNOLOGY VENTURES V L.P.

By SBTV V LLC
   its General Partner

By:  /s/ Gary E. Rieschel                                 July 3, 2001
     ---------------------------------------       ---------------------------
     Managing Member                                          Date

SOFTBANK TECHNOLOGY ADVISORS FUND V L.P.

By SBTV V LLC
   its General Partner

By:  /s/ Gary E. Rieschel                                 July 3, 2001
     ---------------------------------------       ---------------------------
     Managing Member                                          Date

SOFTBANK TECHNOLOGY ENTREPRENEURS FUND V L.P.

By SBTV V LLC
   its General Partner

By:  /s/ Gary E. Rieschel                                 July 3, 2001
     ---------------------------------------       ---------------------------
     Managing Member                                          Date

SBTV V LLC

By SBTV V LLC
   its General Partner

By:  /s/ Gary E. Rieschel                                 July 3, 2001
     ---------------------------------------       ---------------------------
     Managing Member                                          Date

GARY E. RIESCHEL

By:  /s/ Greg R. Prow                                     July 3, 2001
     ---------------------------------------       ---------------------------
     Authorized Signatory                                     Date

CHARLES R. LAX

By:  /s/ Greg R. Prow                                     July 3, 2001
     ---------------------------------------       ---------------------------
     Authorized Signatory                                     Date

                                      18.

                                  Schedule 13D
CUSIP No: 462628108                                                Page 19 of 32

BRADLEY A. FELD

By:  /s/ Greg R. Prow                                     July 3, 2001
     ---------------------------------------       ---------------------------
     Authorized Signatory                                     Date

E. SCOTT RUSSELL

By:  /s/ Greg R. Prow                                     July 3, 2001
     ---------------------------------------       ---------------------------
     Authorized Signatory                                     Date

D. REX GOLDING

By:  /s/ Greg R. Prow                                     July 3, 2001
     ---------------------------------------       ---------------------------
     Authorized Signatory                                     Date

J. A. HEIDI ROIZEN

By:  /s/ Greg R. Prow                                     July 3, 2001
     ---------------------------------------       ---------------------------
     Authorized Signatory                                     Date

RONALD D. FISHER

By:  /s/ Greg R. Prow                                     July 3, 2001
     ---------------------------------------       ---------------------------
     Authorized Signatory                                     Date

KENNETH A. TUCKER

By:  /s/ Greg R. Prow                                     July 3, 2001
     ---------------------------------------       ---------------------------
     Authorized Signatory                                     Date

                                      19.

                                  Schedule 13D
CUSIP No: 462628108                                                Page 20 of 32

                                    EXHIBIT 1
                             JOINT FILING STATEMENT

      We, the undersigned, hereby express our agreement that the attached
Schedule 13D is filed on behalf of each of us.

SOFTBANK TECHNOLOGY VENTURES V L.P.

By SBTV V LLC
   its General Partner

By:  /s/ Gary E. Rieschel                                 July 3, 2001
     ---------------------------------------       ---------------------------
     Managing Member                                          Date

SOFTBANK TECHNOLOGY ADVISORS FUND V L.P.

By SBTV V LLC
   its General Partner

By:  /s/ Gary E. Rieschel                                 July 3, 2001
     ---------------------------------------       ---------------------------
     Managing Member                                          Date

SOFTBANK TECHNOLOGY ENTREPRENEURS FUND V L.P.

By SBTV V LLC
   its General Partner

By:  /s/ Gary E. Rieschel                                 July 3, 2001
     ---------------------------------------       ---------------------------
     Managing Member                                          Date

SBTV V LLC

By SBTV V LLC
   its General Partner

By:  /s/ Gary E. Rieschel                                 July 3, 2001
     ---------------------------------------       ---------------------------
     Managing Member                                          Date

GARY E. RIESCHEL

By:  /s/ Greg R. Prow                                     July 3, 2001
     ---------------------------------------       ---------------------------
     Authorized Signatory                                     Date

CHARLES E. LAX

By:  /s/ Greg R. Prow                                     July 3, 2001
     ---------------------------------------       ---------------------------
     Authorized Signatory                                     Date

                                       20.

                                  Schedule 13D
CUSIP No: 462628108                                                Page 21 of 32

BRADLEY A. FELD

By:  /s/ Greg R. Prow                                     July 3, 2001
     ---------------------------------------       ---------------------------
     Authorized Signatory                                     Date

E. SCOTT RUSSELL

By:  /s/ Greg R. Prow                                     July 3, 2001
     ---------------------------------------       ---------------------------
     Authorized Signatory                                     Date

D. REX GOLDING

By:  /s/ Greg R. Prow                                     July 3, 2001
     ---------------------------------------       ---------------------------
     Authorized Signatory                                     Date

J. A. HEIDI ROIZEN

By:  /s/ Greg R. Prow                                     July 3, 2001
     ---------------------------------------       ---------------------------
     Authorized Signatory                                     Date

RONALD D. FISHER

By:  /s/ Greg R. Prow                                     July 3, 2001
     ---------------------------------------       ---------------------------
     Authorized Signatory                                     Date

KENNETH A. TUCKER

By:  /s/ Greg R. Prow                                     July 3, 2001
     ---------------------------------------       ---------------------------
     Authorized Signatory                                     Date

                                      21.

                                  Schedule 13D
CUSIP No: 462628108                                                Page 22 of 32

                                    EXHIBIT 2





                      VOTING AGREEMENT & PROXY -- ORIGINAL

                                J.A. HEIDI ROIZEN

                                VOTING AGREEMENT

                                 by and between

                               WOOD ALLIANCE, INC.

                                       and

                                J.A. Heidi Roizen


                            Dated as of June 23, 2001


                                      22.

                                  Schedule 13D
CUSIP No: 462628108                                                Page 23 of 32

      THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of June 23, 2001 by and between Wood Alliance, Inc., a California corporation ("Wood") and the undersigned (the "Stockholder").

      WHEREAS, Wood and iPrint Technologies, Inc., a Delaware corporation ("iPrint") propose to enter into an Agreement and Plan of Reorganization of even date herewith (the "Reorganization Agreement." which term does not include any amendment thereto which materially and adversely affects the Stockholder), which provides for, among other things, the merger of a wholly owned subsidiary of iPrint with and into Wood upon the terms and subject to the conditions set forth in the Reorganization Agreement;

      WHEREAS, Wood has requested that the Stockholder agree, and, in order to induce Wood to enter into the Reorganization Agreement, the Stockholder has agreed to enter into this Agreement; and

      WHEREAS, capitalized terms used but not defined herein shall have the meanings ascribed to them in the Reorganization Agreement, a copy of which has been furnished to the Stockholder.

      NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

      1. VOTING OF SHARES

            1.1 Voting of Shares and Proxy.

      At every meeting of the stockholders of iPrint called, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of iPrint, the Stockholder shall cause the Shares (as defined below) to be voted: (i) in favor of the iPrint Proposal; (ii) against any proposal for any merger, consolidation, sale of assets, recapitalization or other business combination involving iPrint (other than the Combination) (any of the foregoing an "iPrint Acquisition Transaction") or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of iPrint under the Reorganization Agreement or which would result in any of the conditions to iPrint or Wood's obligations under the Reorganization Agreement not being fulfilled; and (iii) in favor of any other matter relating to consummation of the transactions provided for by the Reorganization Agreement.

      "Shares" shall mean: (i) all securities of iPrint (including all shares of common stock of iPrint ("iPrint Common Stock") and all options, warrants and other rights to acquire such securities) beneficially owned by the Stockholder or for which the Stockholder has the right to vote or control the vote of as of the date of this Agreement, all of which are accurately listed on the signature page hereof; and (ii) all additional securities of iPrint (including all shares of iPrint Common Stock and all additional options, warrants and other rights to acquire such securities) of which the Stockholder acquires beneficial ownership or right to vote or control the vote of during the period from the date of this Agreement through the termination of this Agreement. In the

                                  Schedule 13D
CUSIP No: 462628108                                                Page 24 of 32

event of a stock dividend or distribution, or any change in iPrint Common Stock by reason of any stock dividend or distribution, or any change, in iPrint Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or which are received in such transaction. Nothing in this Agreement is intended to restrict or in any way affect action taken or omitted by Stockholder or any individual affiliated with the Stockholder in such person's capacity as a director or officer of iPrint.

      Concurrently with the execution of this Agreement, the Stockholder agrees to execute and deliver to Wood a proxy in the form attached hereto as Exhibit A (the "Proxy"), which shall be irrevocable to the fullest extent permissible by law but subject to termination as stated therein, with respect to the Shares.


      The Stockholder hereby gives any consent or waivers that are reasonably required for the consummation of the Combination under the terms of any agreements to which the Stockholder is a party.

      2. RESTRICTIONS ON TRANSFERS OF SHARES

            2.1 Restrictions on Transfer of Shares Prior to the Effective Time.

            (a) Prior to the Effective Time, the Stockholder hereby agrees not to take any of the following actions, except in accordance with subsection (b) of this Section 2.1 or as provided in the Reorganization Agreement:

                    (i) tender any of the Shares or any securities convertible into or exchangeable or exercisable for the Shares to any person;

                    (ii) sell, transfer, distribute, pledge, encumber, assign or otherwise dispose of (or enter into any transaction or device that is designed to, or could reasonably be expected to, result in the disposition by any person at any time in the future of) any of the Shares or any securities convertible into or exchangeable or exercisable for the Shares;

                    (iii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of any of the Shares;

                    (iv) enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with iPrint;

                    (v) deposit any of the Shares into a voting trust or depositary facility or enter into a voting agreement or arrangement with respect to any Shares or grant any proxy with respect thereto, other than as contemplated hereby or the Reorganization Agreement; or

                    (vi) enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance,

                                  Schedule 13D
CUSIP No: 462628108                                                Page 25 of 32

assignment or other disposition of, any of the Shares, any securities convertible into or exchangeable or exercisable for shares of iPrint Common Stock or any other capital stock of iPrint or any interest in any of the foregoing with any person (any transaction referred to in clause (i), (ii), (iii), (iv), (v) or (vi) is hereinafter referred to as a "Transfer").

            (b) Stockholder shall not request that iPrint or its transfer agent register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, and each Stockholder hereby consents to the entry of stop transfer instructions by iPrint of any Transfer of such Shares, unless such Transfer is made in compliance with this Agreement.

      3. REPRESENTATIONS AND WARRANTIES; ADDITIONAL COVENANTS OF THE
STOCKHOLDER.

      The Stockholder hereby represents and warrants and covenants to Wood as follows:

            3.1 Authorization. This Agreement has been duly executed and delivered by or on behalf of the Stockholder and, assuming its due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except as may be limited by the effect of bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally and except as enforcement thereof is subject to general principals of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

            3.2 No Conflict. The execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not, (i) materially conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Stockholder or by which it or any of its properties is bound or affected, or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to another party any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of the Stockholder, including, without limitation, the Shares, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of its properties is bound or affected, except for any such breaches, defaults or other occurrences that would not prevent or delay the performance by the Stockholder of its obligations under this Agreement.

            3.3 Title to or Right to Vote Shares. The Stockholder (i) is the registered or beneficial owner of the Shares free and clear of any lion or encumbrance, proxy or voting restriction other than pursuant to this Agreement or (ii) has the absolute and unrestricted right, power, authority and capacity to vote or control the vote of the Shares. Such Shares are all the securities of iPrint owned of record or beneficially by the Stockholder or for which the Stockholder has the absolute and unrestricted right, power, authority and capacity to vote or control the vote of on the date of this Agreement.

                                  Schedule 13D
CUSIP No: 462628108                                                Page 26 of 32

            3.4 Reliance by Wood. The Stockholder understands and acknowledges that Wood is entering into the Reorganization Agreement in reliance upon the Stockholder's execution and delivery of this Agreement.

            3.5 Certain Actions. Prior to the termination of this Agreement, the Stockholder agrees not to, directly or indirectly, take any other action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect.

            3.6 No Solicitation. The Stockholder will not, directly or indirectly, and will instruct the Stockholder's agents, representatives, affiliates, employees, officers and directors not to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any other action knowingly to facilitate, any iPrint Transaction Proposal, or enter into or maintain or continue discussion or negotiate with any person or entity in furtherance of any iPrint Transaction Proposal or to obtain a iPrint Acquisition Transaction or agree to or endorse any iPrint Acquisition Transaction , or authorize or permit any of the agents, representatives, affiliates (other than in the case of a limited partnership, the limited partners thereof), employees, officers and directors of the Stockholder to take any such action. The Stockholder shall notify Wood immediately after receipt by the Stockholder or any of the Stockholder's agents, representatives, affiliates, employees, officers and directors of any proposal for, or inquiry respecting, any iPrint Acquisition Transaction or any request for nonpublic information in connection with any iPrint Transaction Proposal, or for access to the properties, books or records of iPrint by any person or entity that informs or has informed iPrint or the Stockholder that it is considering making or has made a iPrint Transaction Proposal. Such notice to Wood shall indicate in reasonable detail the identity of the person making the iPrint Transaction Proposal and the terms and conditions of such iPrint Transaction Proposal. The Stockholder immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to an iPrint Acquisition Transaction.

            3.7 Acknowledgment and Approval of the Reorganization Agreement. The Stockholder hereby acknowledges and agrees that the Stockholder has received a copy of the Reorganization Agreement, including all schedules and exhibits thereto, and that the Stockholder has reviewed and understands the terms thereof.

            3.8 Miscellaneous. Nothing contained in this Agreement shall be deemed to vest in Wood any direct or indirect ownership or incidence of ownership of or with respect to any of the Shares. Except as otherwise provided herein, all rights, ownership and economic benefits of and relating to the Shares shall remain and belong to the Stockholder, and Wood shall not have any authority to manage, direct, superintend, restrict, regulate, govern, or administer arty of the policies or operations of iPrint or exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise provided herein, or the performance of Stockholder's duties or responsibilities as a stockholder of iPrint.

            3.9 Certain Defined Terms. For purposes of Article 2 and Sections 3.1, 3.2, 3.4, 3.5, 3.6, 3.7, 3.8 and 4.8 hereof, the term Stockholder shall be deemed to include the registered or beneficial owner of the Shares.

                                  Schedule 13D
CUSIP No: 462628108                                                Page 27 of 32

      4. GENERAL PROVISIONS

            4.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, by registered or certified mail (postage prepaid, return receipt requested) or by overnight courier service to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 4):

               (a)  if to Wood:

               Wood Alliance, Inc.
               3073 Corvin Drive
               Santa Clara, CA 95051
               Attention: Chief Executive Officer
               Facsimile No.: (408) 523-2799

               with a copy to:

               Pillsbury Winthrop LLP
               2550 Hanover Street
               Palo Alto, CA 94304
               Attention: Barry Katzman, Esq.
               Facsimile No.: (650) 233-4545

               (b)  If to the Stockholder,

               -------------------------------

               -------------------------------

               -------------------------------

               Attention:---------------------

               Facsimile No.:-----------------


            4.2 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

            4.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and. effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

                                  Schedule 13D
CUSIP No: 462628108                                                Page 28 of 32

            4.4 Entire Agreement; Amendment; Waiver. This Agreement and the Proxy constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto. No failure or delay by any party in exercising any right, power or privilege hereunder shall. operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

            4.5 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties by operation of law or otherwise without the prior written consent of the other party.

            4.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

            4.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that province and without regard to any applicable conflicts of law principles.

            4.8 Submission to Jurisdiction; Waivers; Consent to Service of Process. Each of Wood and the Stockholder irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or assigns shall be brought and determined only in a United States District Court sitting in the County of Santa Clara, California, or in the event (but only in the event) that no such court has subject matter jurisdiction over such action or proceeding, in the courts of the State of California. Each of Wood and the Stockholder hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts in the event that any dispute arises out of this Agreement or any transaction contemplated hereby. Any service of process to be made in such action or proceeding may be made by delivery of process in accordance with the notice provisions contained in Section 4.1. Each of Wood and the Stockholder hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 4.8, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by applicable law that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper and (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

                                  Schedule 13D
CUSIP No: 462628108                                                Page 29 of 32

            4.9 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

            4.10 Waiver of Jury Trial. Each party acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated issues and, therefore, such party hereby irrevocably and unconditionally waives any right that such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges (i) that such party understands and has considered the implications of this waiver, (ii) that such party makes this waiver voluntarily and (iii) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 4.10.

            4.11 Termination. This Agreement and the Proxy, and all obligations of the parties hereunder and thereunder, shall terminate immediately, without any further action being required, upon (i) any termination of the Reorganization Agreement or (ii) the Effective Time, whichever first occurs.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                  Schedule 13D
CUSIP No: 462628108                                                Page 30 of 32

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                               WOOD ALLIANCE, INC.


                                               By: /s/ Monte Wood
                                               ---------------------------------
                                               Name:   Monte Wood
                                                    ----------------------------
                                               Title:  President and Chief
                                                       Executive Officer
                                                     ---------------------------

                                               STOCKHOLDER


                                               /s/ J. A. Heidi Roizen
                                               ---------------------------------
                                               Print Name:  J. A. Heidi Roizen


SHARES OF COMMON STOCK:                                   2,405,952

SHARES SUBJECT TO OPTIONS, WARRANTS AND OTHER RIGHTS:        35,000


                      [SIGNATURE PAGE TO VOTING AGREEMENT]

                                  Schedule 13D
CUSIP No: 462628108                                                Page 31 of 32

                                    EXHIBIT A

                                IRREVOCABLE PROXY


      The undersigned hereby irrevocably (to the fullest extent permitted by law), but subject to the termination provisions hereof, appoints Wood Alliance, Inc., a California corporation ("Wood"), as the sole and exclusive attorney and proxy of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of iPrint Technologies, Inc., a Delaware corporation ("iPrint") that now are or hereafter may be beneficially owned by the undersigned or for which the undersigned now has or hereafter may have the right to vote or control the vote of, and any and all other shares or securities of iPrint issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned or for which the undersigned has the right to vote or control the vote of, and any and all other shares or securities of iPrint issued or issuable in respect thereof on the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares.

      This Proxy is irrevocable (to the fullest extent permitted by law), subject to the termination provisions hereof, is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and between Wood and the undersigned stockholder (the "Voting Agreement"), and is granted in consideration of Wood entering into that certain Agreement and Plan of Reorganization (the "Reorganization Agreement"), between Wood and iPrint. The Reorganization Agreement provides for the acquisition of Wood by iPrint pursuant to a merger of a wholly-owned subsidiary of iPrint with and into Wood (the "Combination").

      The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of stockholders of iPrint and in every written consent in lieu of such meeting: (i) in favor of the iPrint Proposal (as defined in the Reorganization Agreement); (ii) against any proposal for any iPrint Acquisition Transaction (as defined in the Voting Agreement) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of iPrint under the Reorganization Agreement or which would result in any of the conditions to iPrint's obligations under the Reorganization Agreement not being fulfilled; and (iii) in favor of any other matter relating to consummation of the transactions provided for by the Reorganization Agreement.

      The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

                                  Schedule 13D
CUSIP No: 462628108                                                Page 32 of 32

      Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

      This Proxy is irrevocable (to the fullest extent permitted by law), subject to the termination provisions hereof.

      This Proxy, and all obligations of the undersigned hereunder, shall terminate immediately, without any further action being required, upon (i) any termination of the Reorganization Agreement or (ii) the Effective Time (as that term is defined in the Reorganization Agreement), whichever first occurs.

Dated: June 23, 2001

                                              STOCKHOLDER


                                               By:/s/ J. A. Heidi Roizen
                                               ---------------------------------
                                               Print Name: J. A. Heidi Roizen


SHARES OF COMMON STOCK:                        2,405,952


                      [SIGNATURE PAGE TO IRREVOCABLE PROXY]